UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number:

TWIN MINING CORPORATION

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On March 21, 2007, Twin Mining Corporation issued a press release “Twin Mining Corporation” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TWIN MINING CORPORATION

By: /s/ Bill Baird

Name: Bill Baird

Title:   Director and

Chief Executive Officer

Date:  March 21, 2007.

NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

March 21, 2007

Twin Mining Corporation

Toronto, Ontario - Twin Mining Corporation (TSX: TWG) announced that it has been served with a Statement of Claim by Hermann Derbuch, former CEO of the Company, seeking approximately $425,000 in respect of amounts alleged to have been advanced to the Company in 2005 and 2006.  Although the Company had previously accrued for this potential liability, as a result of subsequent events, it denies any obligation whatsoever to Mr. Derbuch and intends to vigorously defend the claim.

For further information contact:

Bill Baird

Interim CEO

Twin Mining Corporation

Tel.: 416-777-0013

Fax: 416-777-0014